UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On September 24, 2019, Scorpio Tankers Inc. (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with, amongst others, Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) pursuant to which the Company has agreed to purchase from Trafigura, subject to the terms and conditions set forth in the Purchase Agreement, all of the issued and outstanding shares of each of three wholly-owned subsidiaries of Trafigura (each an “Acquired Company” and collectively the “Acquired Companies”).  The aggregate purchase price of the shares of the Acquired Companies is approximately $135 million and shall be fully funded with newly issued common shares, par value $0.01 per share, of the Company issued to Trafigura (the “Consideration Shares”).  The Consideration Shares will be valued at a price per share of $29.00.
The Acquired Companies collectively agreed to bareboat charter-in 19 vessels (the “Vessels”), including 15 vessels that are on the water and four that are under construction by Hyundai Mipo Dockyard Co., Ltd., at the Hyundai Vinashin shipyard in Vietnam, pursuant to an existing lease financing arrangement with Bank of Communications Financial Leasing Company (“BoComm”).  In connection with the purchase of the Acquired Companies (the “Transaction”), the Company and BoComm have agreed to enter into a new lease financing arrangement and bareboat charters for the Vessels.
Fifteen of the Vessels have been delivered to the respective Acquired Company and consist of 11 MR product tankers built in 2019 at the Hyundai Vinashin shipyard in Vietnam and four LR2 product tankers built in 2019 at the New Times Shipbuilding shipyard in China.  Four of the Vessels are currently under construction and consist of four MR product tankers being built at Hyundai Vinashin, with deliveries expected during 2020.
The Company has also entered into a share purchase agreement with Scorpio Services Holding Limited (“SSH”), a related party, and Urion Holdings (Malta) Limited (“Urion”), a designee of Trafigura, pursuant to which SSH and Urion will purchase $15 million and $35 million, respectively, of the Company’s common shares at a price per share of $29.00 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) (the “Private Placement”).
The closing of the Transaction and the Private Placement is subject to certain conditions, including the Company’s successful completion of both the Transaction and the Private Placement and the listing of the Consideration Shares and the shares sold in the Private Placement (collectively the “Shares”) on the New York Stock Exchange.  In connection with the issuance of the Shares, the Company will enter into a registration rights agreement with Trafigura and the purchasers in the Private Placement pursuant to which the Company will agree to register the Shares for resale under the 1933 Act pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-230469) not later than two trading days after the closing of the Transaction and the Private Placement.  Trafigura has also agreed with the Company that it will not sell any of the Consideration Shares on or before December 31, 2019.
Upon the closing of the Transaction, the Company will enter into a finance lease arrangement with BoComm relating to the Vessels.  Under the terms of the finance lease arrangement, each of the Vessels is bareboat chartered to one of the Acquired Companies pursuant to an eight-year charter that commenced, or will commence, upon delivery of the respective Vessel.  The Company will assume a principal balance of approximately $530 million for Vessels on the water and approximately $138 million for the Vessels under construction, or $668 million in the aggregate.  Charterhire under each bareboat charter is comprised of (i) a fixed monthly payment and (ii) a variable monthly interest payment equal to the three-month LIBOR plus 3.5% of the remaining principal balance of the finance lease.  The Company will have the option, but not obligation, to purchase some or all of the Vessels at varying times throughout the term of the arrangement.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No.333-230469) that was filed with the U.S. Securities and Exchange Commission effective March 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: September 24, 2019	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer